Mail Stop 3561

August 7, 2008

Mindy Grossman
Chief Executive Officer
HSN, Inc.
1 HSN Drive
St. Petersburg, FL 33729

> **Re:** **HSN, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2008**
> **File No. 333-152697**

Dear Ms. Grossman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent comments in this letter are also applicable with respect to the information filed by ILG, Ticketmaster or Tree.com, please revise their disclosure accordingly. In addition, to the extent comments received with respect to the disclosure of ILG, Ticketmaster or Tree.com is applicable to HSN, please revise the disclosure for HSN accordingly.

2. Noting that IAC filed a Form 8-K on July 30, 2008 and subsequently filed its Form 10-Q for the second quarter of 2008 with results for each of the Spincos, please advise the staff

how you determined that the interim financial statements of the company are not available. If the interim financial statements are available, please revise to provide updated interim financial statements. Alternatively, if the interim financial statements are not available, please add a recent developments section which includes summary financial information with respect to the company similar to the information included in the Form 8-K filed by IAC on July 30, 2008.

Registration Statement on Form S-1
Cover Page of Registration Statement

3. We note your disclosure in footnote (1) to the fee table relating to Rule 416. Rule 416(b) covers only stock splits and stock dividends, but does not cover "other distributions involving the common stock." If you intend to use Rule 416(a), please explain how the securities are offered pursuant to "terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions" and change your footnote to cover only "stock splits, stock dividends, or similar transactions."

Cover Page of Prospectus

4. We note the disclosure on the cover page of the prospectus that IAC "will distribute all of the outstanding shares of common stock of the Spincos on a pro rata basis to the holders of IAC common stock and/or Class B common stock." Please remove the characterization of the distribution as "pro rata" as we continue to believe that the distribution is not pro rata within the meaning of Staff Legal Bulletin No. 4.

5. Please highlight the cross-reference to the "Risk Factors" section by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Undertakings, page II-2

6. Please revise the undertakings to include all of the undertakings applicable to the offering as required by Item 512 of Regulation S-K. We note, for example, the inclusion of the undertaking provided in Item 512(b) of Regulation S-K which does not appear to be applicable. In addition, the undertaking required by Item 512(a)(1) appears to be incomplete and you have not provided the applicable undertaking under Item 512(a)(5).

Exhibit 5.1 – Legality Opinion

7. We note that the opinion is based on an examination of certain corporate documents of the company, including the company's charter and bylaws "as currently in effect". Noting that the company's charter and bylaws that are currently in effect will be replaced by the form of charter and bylaws filed as exhibits to the registration statement, please revise to indicate

that the examination includes the charter and bylaws that will take effect upon the consummation of the spin-off.

8. We note that the opinion refers to the undefined term "Securities." Please revise to clarify what is covered by this term.

9. We note the disclosure in counsel's legal opinion that the opinion assumes that "there will be no changes in applicable law between the date of this opinion and the dates on which the Securities are issued or sold…" Please have counsel revise his opinion to state the assumption presumes no changes in applicable law between the date of effectiveness of this registration statement, or have counsel re-file the opinion on the date of effectiveness. The only qualification of this sort that counsel may include in the legal opinion is that the opinion is valid and counsel has no duty to update the information in the opinion following the registration statement's date of effectiveness.

10. Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference to "Delaware General Corporation Law " includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Exhibit 8.1 – Tax Opinion

11. Since you are using a short-form tax opinion, please revise the opinion to confirm that the discussion in the prospectus under the referenced subheading constitutes its opinion, as opposed to opining as to its accuracy.

Signatures

12. It appears that the registration statement has been signed by only one director of the company. Please advise the staff how you determined that the registration statement has been signed by a majority of the members of the current board of directors of the company.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Pamela S. Seymon
        Wachtell, Lipton, Rosen & Katz